QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

SIMON PROPERTY GROUP, L.P.
Restated Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the three months ended March 31,		For the year ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Earnings:
Pre-tax income from continuing operations	$94,520	$60,492	$558,116	$281,196	$352,709	$291,138	$240,402
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	11,083	9,897	46,633	62,611	51,799	56,378	37,754
Minority interest in income of majority owned subsidiaries	1,833	2,588	10,498	10,715	10,725	10,719	7,335
Distributed income from less than 50% owned unconsolidated entities	9,117	8,627	37,811	51,740	45,948	30,169	29,903
Amortization of capitalized interest	433	459	1,886	1,702	1,323	724	396
Fixed Charges	173,740	168,925	688,236	699,751	735,662	660,121	492,191
Less:
Income from unconsolidated entities	(21,323)	(16,367)	(77,389)	(67,291)	(57,328)	(44,926)	(20,431)
Interest capitalization	(2,269)	(968)	(5,540)	(10,325)	(18,513)	(23,759)	(13,792)

Earnings	$267,134	$233,653	$1,260,251	$1,030,099	$1,122,325	$980,564	$773,758

Fixed Charges:
Portion of rents representative of the interest factor	1,249	1,199	5,030	4,932	4,951	4,901	4,831
Interest on indebtedness (including amortization of debt expense)	170,222	166,758	677,666	684,494	712,198	631,461	473,568
Interest capitalized	2,269	968	5,540	10,325	18,513	23,759	13,792

Fixed Charges	$173,740	$168,925	$688,236	$699,751	$735,662	$660,121	$492,191

Ratio of Earnings to Fixed Charges	1.54	1.38	1.83	1.47	1.53	1.49	1.57

        For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

        The computation of ratio of earnings to fixed charges has been restated to adopt SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other items, SFAS No. 145 rescinds SFAS No. 4, "Reporting of Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. Debt extinguishments as part of a company's risk management strategy would not meet the criteria for classification as extraordinary items. Therefore, we are required to reclassify all of the extraordinary items related to debt transactions recorded in prior periods, including those recorded in the current period, to income from continuing operations.

QuickLinks

  Exhibit 12.1
SIMON PROPERTY GROUP, L.P. Restated Computation of Ratio of Earnings to Fixed Charges (in thousands)